EXHIBIT 99.1

Brookfield Reinsurance Announces Second Quarter Results and Regular Distribution

BROOKFIELD, NEWS, Aug. 12, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”) (NYSE, TSX: BAMR) today announced financial results for the quarter ended June 30, 2021.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “We are pleased to report our first quarterly earnings since the launch of Brookfield Reinsurance as a public company. We were established by Brookfield to own and operate a diversified insurance and reinsurance portfolio and are a paired security to BAM’s Class A Shares. As a result, we benefit significantly from Brookfield’s financial strength and investment capabilities. We are off to a strong start, with agreements to manage $40 billion of insurance assets, and we have significant capital available to deploy into a large pipeline of investment opportunities as we grow this business.”

Unaudited As at and for the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Equity	$1,252	$62	$1,252	$62
Excess capital	1,140	—	1,140	—
Net reserve capital	112	62	112	62
Funds from operations (“FFO”)[1]	3	(1)	6	(1)
Returns on reserve capital	11%	(6)%	11%	(3)%
Net income (loss)	$2	$(1)	$5	$(1)
Net income per class A & class B share[2]	—	n/a	—	n/a
Net income per class C share[2]	—	n/a	—	n/a

1.   See Basis of Presentation on page 6 and a reconciliation from net income (loss) on page 5.
2.   For the period from June 28, 2021 to June 30, 2021.

Highlights

  We successfully completed the launch of Brookfield Reinsurance
  We have significant capital in place to support our reinsurance activities at strong risk-based capital ratios
  We have announced agreements to insure or reinsure over $40 billion of policyholder contracts while continuing to grow and scale our pension risk transfer (“PRT”) business with 16 transactions signed to date during 2021
  At quarter end, we held $1.1 billion in excess capital which will support our previously announced reinsurance agreement with American Equity Life (“AEL”), expected to close in the third quarter
  Subsequent to quarter end, we entered into a definitive agreement to acquire a 100% interest in American National Group, Inc. (“American National”)

Update on Growth Initiatives

On August 9, 2021, we announced that we have entered into a definitive merger agreement pursuant to which we have agreed to acquire American National in an all-cash transaction valued at approximately $5.1 billion, representing a 100% ownership interest in the company. This acquisition meets our strategic objective of expanding our U.S. operations, and will serve as a platform for future growth. American National represents an attractive platform opportunity for Brookfield Reinsurance, given its conservative risk culture, long-term focus and existing leadership team. The merger is expected to close in the first half of 2022. It is subject to certain customary closing conditions, including antitrust clearance and receipt of insurance regulatory approvals.

We also continue to progress a number of other reinsurance opportunities, including our previously announced strategic partnership and reinsurance arrangement with AEL, which we anticipate closing in the coming weeks.

Operating Highlights

During the quarter, we recognized $3 million of FFO driven by investment returns on our managed capital. For the six months ended June 30, 2021, we recognized $6 million of FFO. The excess capital in our business was contributed at the time of our spin-off at the end of June and we expect it to begin contributing to FFO in the third quarter.

We expect to see enhanced investment yields over time as we redeploy assets and leverage the broader investment expertise and scale of the Brookfield franchise to originate attractive investment opportunities, while continuing to maintain strong risk-based capital ratios.

Net income of $2 million and $5 million for the three and six months ended were higher than the comparative periods due to additional assets under management and stronger investment returns.

During the quarter, our Canadian PRT business, Brookfield Annuity Company (“BAC”), successfully closed on seven PRT transactions. Subsequent to quarter end, BAC entered into an additional eight PRT transactions, increasing our assets by approximately $275 million.

Regular Distribution Declaration

The Board declared a quarterly return of capital distribution of $0.13 per share, payable on September 29, 2021 to shareholders of record as at the close of business on September 14, 2021. This dividend is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Asset Management Inc. (“Brookfield”) on its Class A limited voting shares (“Class A Shares”).

Brookfield Asset Management Operating Results

An investment in the class A exchangeable shares of Brookfield Reinsurance is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Class A Shares of Brookfield. A summary of Brookfield’s 2021 second quarter operating results is provided below:

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income	$2,429	$(1,493)	$8,562	$1,744
Net income attributable to common shareholders	$816	$(656)	$2,866	$844
Net income per Brookfield share	0.49	(0.43)	1.76	0.47
Funds from operations	$1,600	$1,161	$7,556	$4,075
Per Brookfield share	1.01	0.73	4.80	2.59
Distributable earnings	$1,232	$1,081	$6,254	$3,009

Given the economic equivalence, we expect that the market price of the Brookfield Reinsurance Class A shares will be significantly impacted by the market price of Brookfield’s Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at www.bam.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	June 30	December 31
	2021	2020
Assets
Cash and cash equivalents	$851	$35
Investments	1,568	1,193
Reinsurance assets	176	190
Accounts receivable and others	25	20
Deferred tax asset	17	—
Property and equipment	3	2
Total assets	$2,640	$1,440

Liabilities and Equity
Insurance reserves	$1,339	$1,339
Funds withheld liabilities	12	12
Accounts payable and others	13	6
Other liabilities	24	—
Total liabilities	$1,388	$1,357

Equity
Class A exchangeable and Class B	$539	$—
Class C	713	83
Total Equity	$1,252	$83
Total Liabilities and Equity	$2,640	$1,440

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Net premiums	$50	$1	$52	$30
Net investment income (loss)	39	76	(24)	37
Total revenues	89	77	28	67
Benefits paid on insurance contracts
Gross	21	16	38	29
Ceded	(6)	(6)	(12)	(12)
Change in insurance reserves
Gross	59	73	(34)	42
Ceded	5	(6)	19	7
Operating expenses	7	1	10	2
Total benefits and expenses	86	78	21	68
Net income (loss) before income taxes	3	(1)	7	(1)
Income tax expense	(1)	—	(2)	—
Net income (loss) for the period	$2	$(1)	$5	$(1)

Attributable to:
Brookfield Asset Management Inc.[1]	$2	$(1)	$5	$(1)
Class A exchangeable & class B shareholders[2]	—	—	—	—
Class C shareholder[2]	—	—	—	—
	$2	$(1)	$5	$(1)

Net income per class A & class B share[2]	$0.00		$0.00
Net income (loss) per class C share[2]	$0.00		$0.00

1.   For the periods prior to June 28, 2021.
2.   For the period from June 28, 2021 to June 30, 2021.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME (LOSS) TO FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 US$ millions	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Net income (loss)	$2	$(1)	$5	$(1)
Depreciation expense	—	—	—	—
Transaction costs	1	—	1	—
Total FFO[1]	$3	$(1)	$6	$(1)

RECONCILIATION OF TOTAL EQUITY TO EXCESS CAPITAL AND NET RESERVE CAPITAL

Unaudited As at June 30 US$ millions	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Equity	$1,252	$62	$1,252	$62
Less:
Investments held outside of regulated insurance subsidiaries
Cash on deposit with related parties	(806)	—	(806)	—
Common shares	(294)	—	(294)	—
Other fixed income securities	(40)	—	(40)	—
Excess capital[1]	(1,140)	—	(1,140)	—
Net reserve capital[1]	$112	$62	$112	$62

1.   Non-IFRS measure - see Basis of Presentation on page 6.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield’s Class A and B Shares. These interim financial statements provide comparative information of the business included within the spin-off (“the Business”) for the periods prior to the spin-off, as previously reported by Brookfield. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2021, which have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE: BAMR; TSX: BAMR) operates a leading reinsurance business focused on providing capital-based and annuity solutions for insurance and reinsurance companies, and pension risk transfer products for pension plan sponsors. Each class A exchangeable share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on IFRS, as issued by the IASB, unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs. FFO is a measure of operating performance We use FFO to assess our operating results. We also make reference to Excess Capital and Net Reserve Capital. Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. Net Reserve Capital is the capital within regulated entities that is currently supporting insurance contracts. We use Net Reserve Capital to assess our return on our equity supporting insurance contracts.

We provide additional information on key terms and non-IFRS measures in our filings available at bamr.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield, Brookfield Reinsurance and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.